Exhibit 99.3

[LOGO]

BERGER HOLDINGS, LTD.

805 Pennsylvania Blvd., Feasterville, PA 19053

FOR IMMEDIATE RELEASE

BERGER HOLDINGS, LTD. REPORTS

FIRST QUARTER RESULTS

Philadelphia, PA, May 15, 2003. Berger Holdings, Ltd. (NASDAQ: “BGRH”). Berger Holdings, Ltd. reported a net loss of $271,867 for the quarter ended March 31, 2003 as compared to net income of $605 for the quarter ended March 31, 2002. Revenue for the first quarter ended March 31, 2003 was $8,783,626 versus $9,853,171 for the comparable prior period. First quarter sales were significantly impacted by the recent severe winter.

Mr. Joseph F. Weiderman, CEO, President and COO of the Company, stated, “Management is cautiously optimistic that the severity of the past winter will create sales opportunities for improving performance during the remainder of 2003.”

	QUARTER ENDED MARCH 31:
	2003	2002
Net sales	$8,783,626	$9,853,171
(Loss) income from operations	$(274,817)	$291,730
Interest expense	$199,287	$298,352
(Loss) income before income taxes (benefit)	$(468,736)	$1,080
Income taxes (benefit)	$(196,869)	$475
Net (loss) income	$(271,867)	$605
Basic weighted average common shares outstanding	5,030,412	5,066,531
Basic (loss) earnings per share	$(.05)	$0.00
Diluted weighted average common shares outstanding	5,030,412	6,875,851
Diluted (loss) earnings per share	$(.05)	$0.00

Berger Holdings, Ltd. is the parent company of Berger Bros Co., which was founded in 1874, and is a manufacturer of a complete line of roof drainage products, specializing in copper as well as residential and commercial snow guards. All of the Company’s products are used in new construction, remodeling, and renovation markets.

Contact: Berger Holdings, Ltd.

                                           Francis E. Wellock, Jr., EVP and CFO

      Phone:    (215) 355-1200 Ext. 122

Forward-looking statements in this release are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risk and uncertainties including but not limited to, continued acceptance of the Company’s products in the marketplace, competitive factors, new products and technological changes, the Company’s dependence upon third-party suppliers and other risks detailed in the Company’s periodic reports filing with the Securities and Exchange Commission.

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